Exhibit 99.6

GSV Capital Corp.

Ratio of Earnings to Fixed Charges (unaudited)

	For the nine months ended September 30, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012	For the period from January 6, 2011 (date of inception) to December 31, 2011
Earnings:
Net increase(decrease) in net assets resulting from operations	26,598,814	(2,062,771)	35,383,643	(19,834,250)	(3,613,664)
Net effect of income tax provisions	2,501,180	(1,412,895)	8,320,561	-	-
Net increase(decrease) in net assets resulting from operations, excluding taxes	29,099,994	(3,475,666)	43,704,204	(19,834,250)	(3,613,664)
Interest Expense	3,781,419	5,503,843	1,278,997	-	-
Total Earnings available to cover fixed charges:	32,881,413	2,028,177	44,983,201	(19,834,250)	(3,613,664)

Fixed Charges:
Interest expense	3,781,419	5,503,843	1,278,997	-	-
Total Fixed Charges:	3,781,419	5,503,843	1,278,997	-	-

Ratio of earnings to fixed charges(1)(2)	8.7:1	0.37:1	35.17:1	N/A	N/A

(1)	Earnings include net realized and unrealized gains or losses. Net realized and unrealized gains or losses can vary substantially from period to period.
(2)	Not applicable for the fiscal year ended December 31, 2012 and the period from January 6, 2011 (date of inception) to December 31, 2011, as the Company had no fixed charges.